Filed Pursuant to Rule 253(g)(2)

File No. 024-11354

SUPPLEMENT NO. 1 TO OFFERING CIRCULAR DATED FEBRUARY 24, 2021

IDENTIFYSENSORS BIOLOGICS, INC.

MAXIMUM OFFERING: $50,000,000

MINIMUM OFFERING: $0

IdentifySensors Biologics Corp.

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

(216) 543-3031

www.identifysensors.com.

March 9, 2021

This Post-Qualification Offering Circular Supplement No. 1 (this “Offering Circular Supplement No. 1”) amends the offering circular of IdentifySensors Biologics, Inc., dated February 25, 2021, as qualified on March 4, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement No. 1, is part of an offering statement (File No. 024-11354) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Supplement No. 1 all of the information contained in Part II of the Offering Circular. Please note that any statement that we make in this Offering Circular Supplement No. 1 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The purpose of this Offering Circular Supplement No. 1 is to disclose:

•	Change in price per share of IdentifySensors Biologics Common Stock to $4.25 effective on March 10, 2021;

•	Change in minimum investment per investor to $323 for 76 Shares to reflect price change; and

•	Reduce the maximum number of Shares offered to 11,764,705 at a price of $4.25 per Share.

Change in Price Per Share and Maximum Number of Shares Offered

Effective as of March 10, 2021 and for all shares of IdentifySensors Biologics Common Stock offered by the Company pursuant to the Offering Circular, the Company will offer and sell on a continuous basis, up to 11,764,705 shares of Common Stock at a price of $4.25 per share, with a minimum investment of $323 for 76 shares of Common Stock. The aggregate offering price of the IdentifySensors Common Stock will not exceed $50,000,000 in the aggregate, and there is no minimum offering amount.

As a result of the price increase, purchasers of Common Stock will experience proportionately higher dilution.

As of the date hereof, the Company has sold 152,369 shares of Common Stock for gross proceeds of $609,476.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.